Filed by First Quantum Minerals Limited pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Inmet Mining Corporation

Commission file number: N/A

NEWS RELEASE 12-30 December 16, 2012 www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES

INTENTION TO MAKE C$5.1 BILLION OFFER FOR INMET

OPPORTUNITY TO CREATE GLOBAL COPPER LEADER

Highlights

Financial

•

Inmet Shareholders to receive consideration of C$72.00[1] per Inmet share, with the opportunity to elect First Quantum shares, cash, or a combination thereof, subject to an overall consideration mix of approximately 50% in First Quantum shares and 50% in cash; allowing the opportunity to realize immediate value and/or participate in substantial future growth of the combined company

•	Offer values Inmet at approximately C$5.1 billion[1] and represents a premium of 65% to Inmet’s underlying net cash adjusted equity value[2] as of 23 November 2012

Strategic

•	Potential to create the world’s premier, widely-held base metals company, and one of the world’s five largest copper producers with a leading growth profile
•

First Quantum’s demonstrated project execution, reflecting its in-house engineering, project management and construction expertise, gives it the confidence that it can bring significant benefits to Inmet’s major project, Cobre Panama, for the benefit of all shareholders in the enlarged group

Commenting on the Offer, Philip Pascall, CEO and Chairman of First Quantum, said:

“We believe strongly in the prospects of a combination for our two companies, which are uniquely complementary. The enlarged group will draw on the best physical and human resources of both First Quantum and Inmet, to create a premier, widely-held base metals company with leading growth in copper production and cash flow generation. We know that this vision is shared by key shareholders of Inmet.

We invite the Board and management of Inmet to work with us in developing our plans for the future and in assisting in an assessment of whether additional benefits can be identified to the advantage of all shareholders.”

[1]	Based on First Quantum’s share price of C$21.84 as at 23 November 2012, the last closing date prior to which First Quantum’s earlier formal proposal was made to Inmet, subsequently made public
[2]	Adjusted for Inmet’s net cash balance of C$1.9 billion (or C$26 per Inmet share)

First Quantum Minerals Ltd.	12-30

First Quantum Minerals Ltd. (“First Quantum”, TSX Symbol “FM”, LSE Symbol “FQM”) today announced that it intends to make an offer to acquire all of the outstanding shares of Inmet Mining Corporation (“Inmet”, TSX Symbol “IMN”) for consideration of C$72.00 per Inmet share in cash and/or First Quantum shares (the “Offer”) for an implied total equity purchase consideration of approximately C$5.1 billion.

Under the terms of the Offer, each Inmet shareholder will have the option to elect to receive consideration per Inmet share of (i) C$72.00 in cash or (ii) 3.2962 First Quantum shares plus C$0.01, or (iii) a mix of C$36.00 in cash plus 1.6484 First Quantum shares, subject to a maximum aggregate cash consideration of approximately C$2.5 billion and a maximum aggregate number of First Quantum shares issued of approximately 115.9 million, representing an overall mix of 50% cash and 50% shares.

The share exchange ratio has been calculated based on First Quantum’s closing share price as of 23 November 2012, the last trading day immediately prior to First Quantum’s submission of its most recent proposal to Inmet’s Board, the terms of which were released to the market by Inmet.

The Offer represents:

• A premium of 65 percent to Inmet’s underlying equity value as of 23 November 2012, excluding net cash of C$1.9 billion (or C$26 per share) on Inmet’s balance sheet; and

• A premium of 35 percent and 33 percent to Inmet’s 30-day VWAP and closing share price as of 23 November 2012, respectively.

Strategic Benefits of the Transaction

A combination of First Quantum and Inmet has extremely compelling financial and strategic logic. It would create one of the world’s leading and fastest growing copper producers, with the potential to produce more than 1.3 million tonnes per annum of copper by 2018.

The combined company would be comprised of high quality assets across four continents, including seven low-cost, producing mines and three world class development projects in Sentinel, Haquira and Cobre Panama.

First Quantum believes the combined entity would establish itself as a top five copper producer within five years with impressive growth in copper production of 23% per annum over that period. In addition, the combined group would have substantial free cash flow generation and be uniquely positioned to drive the development of future large-scale growth projects with cost efficiency and discipline.

Philip Pascall, CEO and Chairman of First Quantum, said:

“Our clear preference remains to engage with Inmet, as we believe strongly in the compelling strategic and financial merit of the transaction.

First Quantum Minerals Ltd.	12-30

Following the public release of details of our initial approach to Inmet, we received a number of approaches from Inmet’s key shareholders expressing their excitement about the potential for the combined company and strong support for a constructive dialogue between First Quantum and Inmet.

We would welcome the opportunity to discuss with the Board of Inmet our vision for the future of the enlarged group.”

First Quantum’s Approach to Cobre Panama

First Quantum has undertaken a comprehensive review of the Cobre Panama project on the basis of publicly available information. This review has led First Quantum to conclude that applying its unique and unrivalled expertise and proven track record in project development, will enable it to achieve substantial savings in the execution and operation of the Cobre Panama project. This confidence has underpinned its willingness to offer Inmet shareholders an exceptionally attractive premium.

Mr. Pascall said:

“We have established our superior project development capabilities with the successful commissioning of five mines in the last ten years, each on time and on budget and at a cost well below industry standards.

We have a significant growth profile including the major Sentinel project development in Zambia. Sentinel will have a similar throughput to Cobre Panama, at an estimated 55 million tonnes per annum, and substantially the same style of process plant. We are well on track to developing Sentinel at a capital cost substantially below that of other similar projects in our industry.

We believe these skills could be applied to the Cobre Panama project for the benefit of all stakeholders.”

Invitation to Board of Inmet

First Quantum has previously requested Inmet to provide it with access to more detailed Cobre Panama project information to enable it to undertake a high level project status assessment and believes that there is the potential that such an assessment would enable it to identify further savings. First Quantum would be open to discussing with the Board of Inmet how the benefits of such additional savings might best be shared between the shareholders of the enlarged group.

Commenting on possible discussions with Inmet, Mr. Pascall said:

“First Quantum is delighted to extend an invitation to the Inmet Board to conduct a similar assessment of First Quantum’s assets. We are proud of our Company and our project execution competency: all our existing projects are proceeding well, on time and on budget, and we know if Inmet had the opportunity to review our major projects it would provide them strong confidence in our capabilities.”

First Quantum Minerals Ltd.	12-30

Funding

The cash component of the Offer will be financed through a combination of First Quantum’s existing cash resources and a US$2.5 billion acquisition facility which is being arranged specifically to implement the Offer.

About the Offer

Full details of the Offer will be set out in the formal offer and take-over bid circular, which is expected to be mailed to Inmet shareholders in early January 2013 and filed with the Canadian securities regulators, a copy of which will be available at www.sedar.com. First Quantum will be making a formal request for the list of Inmet shareholders from Inmet and expects to mail the offer circular to Inmet’s shareholders as soon as reasonably practicable following receipt of such shareholder list.

The Offer will be subject to certain customary conditions, including confirmation to the satisfaction of First Quantum that the recently-adopted Inmet shareholder rights plan will not adversely affect the Offer. Other conditions will include acceptance of the Offer by Inmet shareholders owning not less than 66-2/3 percent of Inmet’s outstanding shares on a fully-diluted basis, receipt of all necessary regulatory approvals, no material adverse change in Inmet and other conditions customary for transactions of this nature. The Offer will not be subject to any financing condition or First Quantum shareholder approval.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of First Quantum or Inmet. Such an offer may only be made pursuant to the offer and takeover bid circular to be filed with the Canadian securities regulators and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

First Quantum intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80 which will include the offer and takeover bid circular. Investors and security holders are urged to read the offer and takeover bid circular regarding the proposed transaction referred to in these documents when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the offer and takeover bid circular, when they become available and certain other offer documents filed by First Quantum with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. Copies of any such documents may be obtained free of charge upon request made to the corporate secretary of First Quantum at Tennyson House, 159-165 Great Portland Street, London, W1W 5PA, United Kingdom.

First Quantum Minerals Ltd.	12-30

Further Details

A media teleconference including a question and answer session will be held at 10am EST, 3pm GMT at the London offices of Jefferies International, Vintners Place, 68 Upper Thames Street.

Conference call and webcast details are as follows:

Date:	17 December 2012
Time:	10:00 am (EST); 3:00 pm (GMT)

Dial in:	Canada Toll Free: 800 741 8620

UK Toll Free: 0800 496 0445

Webcast and replay:	www.first-quantum.com

Advisors and Information Agent

First Quantum has engaged Jefferies International, Goldman, Sachs & Co., and RBC Capital Markets to act as its financial advisors in connection with the Offer.

Georgeson Shareholder Communications Canada, Inc. has been retained as information agent for the Offer. Shareholders may contact Georgeson toll-free in North America at 1-866-656-4120, or by email at askus@georgeson.com.

About First Quantum

First Quantum is a leading international mining company with a diverse global portfolio of copper and nickel assets located in Africa, Australia, South America and Europe. For the twelve months ended 30 September 2012, First Quantum generated revenue and adjusted EBITDA of US$2,743 million and US$1,014 million respectively and produced 290 kt of copper, 32 kt of nickel and 181 koz of gold.

A diverse portfolio of profitable operating assets and quality growth projects makes First Quantum one of the fastest-growing mining companies in the world. In 2012 First Quantum expects to produce 285 – 295 kt of copper and 36 – 40 kt of nickel.

First Quantum is listed on the Toronto, London and Lusaka Stock Exchanges, with a market capitalization of approximately US$10 billion.

First Quantum has earned a strong reputation as an industry-leading developer of high-quality base metals projects globally. Although a significant copper producer currently, First Quantum is itself in a phase of transformational growth, with an anticipated tripling of copper production by 2018. To achieve this growth, the First Quantum team is building on its significant experience in project development, with a proven record of successfully developing resource assets. The capital intensity of First Quantum’s Kansanshi and Sentinel developments, for example, at approximately US$5,000 / tonne and US$6,000 / tonne respectively are amongst the lowest in the industry. Importantly, First Quantum has consistently delivered superior shareholder returns – averaging 32 percent per annum over the period 2000 to 2011.

First Quantum Minerals Ltd.	12-30

Forward Looking Information

Certain statements and information in this press release, including all statements that are not historical facts, contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian Provincial securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the anticipated commencement, completion and terms of the proposed Offer and the anticipated strategic and operational benefits of the Offer. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “projects”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information contained in this press release, First Quantum has made numerous assumptions including among other things, assumptions about the price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, anticipated costs and expenditures, and First Quantum’s ability to achieve its goals. Although management of First Quantum believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that a forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks, uncertainties and other factors include, but are not limited to, uncertainties surrounding the ability to realize operational synergies following completion of the Offer, reliance on Inmet’s publicly available information which may not fully identify all risks related to its performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland, Turkey, Spain, Panama and Australia, adverse weather conditions in any of the foregoing countries, labor disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations, the production of off-spec material.

See First Quantum’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors, many of which are beyond the control of First Quantum, that might cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

While First Quantum may elect to update the forward-looking statements at any time, First Quantum does not undertake to update them at any particular time or in response to any particular event, other than as may be required by applicable securities laws. Investors and others should not assume that any forward-looking statement in this press release represent management’s estimate as of any date other than the date of this press release.

For further information visit our web site at www.first-quantum.com

North American contact: Sharon Loung, Director, Investor Relations

Tel: +1 647 346 3934 Fax: +1 604 688 3818 Toll Free: +1 888 688 6577

E-Mail: sharon.loung@fqml.com

United Kingdom contact: Clive Newall, President

Tel: +44 140 327 3484 Fax: +44 140 327 3494

E-Mail: clive.newall@fqml.com

Jefferies International: Peter Bacchus, Managing Director

Tel: +44 778 994 3482

Harmony Communications: Brian Cattell, Senior Partner

Tel: +44 20 7016 9155 or +44 7786 241 145